SIDLEY AUSTIN LLP 1501 K STREET, N.W. WASHINGTON, D.C. 20005 +1 202 736 8000 +1 202 736 8711 FAX	+1 202 736 8715 SVONALTHANN@SIDLEY.COM

June 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Claire Erlanger Eiko Yaoita Pyles

Re:	Penguin Solutions, Inc. Form 10-K for the Fiscal Year Ended August 30, 2024 Filed October 24, 2024 Form 10-Q for the Quarterly Period Ended February 28, 2025 Filed April 2, 2025 File No. 001-38102

Ladies and Gentlemen:

On behalf of our client, Penguin Solutions, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated May 20, 2025 concerning the Company’s annual report on Form 10-K for the fiscal year ended August 30, 2024, filed October 24, 2024, and the Company’s quarterly report on Form 10-Q for the fiscal quarter ended February 28, 2025, filed April 2, 2025. We have reviewed and discussed your comments with representatives of the Company, which has instructed us to submit the responses set forth in this letter on its behalf. For your convenience, each comment is repeated in italics below.

Form 10-Q for the Quarterly Period Ended February 28, 2025

Equity

Preferred Shares, page 20

1.

You appear to indicate that the “share issuance limitation” could impact the conversion rights of the CPS holders. Please provide more details about the nature of this provision, including how this limitation could impact the CPS holders’ conversion rights and your obligation to CPS holders. Also, tell us how this provision impacted your accounting treatment of the CPS and your consideration of the guidance in ASC 815-40-25-10.

Sidley Austin (DC) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Response: We respectfully acknowledge the Staff’s comment. The “share issuance limitation” referenced in the disclosure on page 20 of the Company’s Form 10-Q for the quarter ended February 28, 2025 refers to the “Ordinary Share Issuance Limitation” contained in the Certificate of Designation relating to the Company’s convertible preferred shares, par value $0.03 per share (the “CPS”). For clarity and to avoid any confusion, the Company acknowledges that it discusses the Ordinary Share Issuance Limitation in the “Conversion” section of the Form 10-Q; however, the Ordinary Share Issuance Limitation primarily relates to the form in which the Company pays dividends on the CPS, as discussed below, which the Company will clarify in its next quarterly report on Form 10-Q by moving the discussion of the Ordinary Share Issuance limitation to the “Dividends” section of the Form 10-Q.

Under the Certificate of Designation, dividends on the CPS accrue at 6% per annum. The Company has the sole discretion to either pay these dividends in cash or allow them to compound. Dividends that the Company does not pay in cash are compounded quarterly and have the effect of increasing the number of Ordinary Shares (as defined below) that a CPS holder would receive upon conversion.

The Ordinary Share Issuance Limitation memorializes that laws and regulations (many of which will be applicable to all public companies) may restrict share issuance or ownership levels unless certain approvals are obtained. One example of such laws and regulations is Nasdaq stock market rules that would require shareholder approval before issuance of 20% or more of the outstanding ordinary shares or voting power of the Company. If compounded dividends payable on a dividend payment date would cause the number of the Company’s Ordinary Shares issuable upon a conversion of the CPS to exceed any such legal or regulatory thresholds without the receipt of necessary approvals, the Ordinary Share Issuance Limitation provides that the Company would pay the applicable dividend in cash.

In all cases, the CPS holders receive the full economic value of their dividends. The Ordinary Share Issuance Limitation relates solely to the form of payment of, and not the value of, the dividends. Furthermore, as indicated above, the Ordinary Share Issuance Limitation merely acknowledges that applicable laws and regulations could, depending on circumstances, restrict the Company’s ability to compound dividends unless it obtains certain approvals. In light of the foregoing and given that the Company maintains control over the form of dividend payment, and therefore, controls the actions or events necessary to issue the maximum number of Ordinary Shares that could be required to be delivered under share settlement of the CPS, the Company respectfully submits that the Ordinary Share Issuance Limitation does not preclude permanent equity classification of the CPS under ASC 480-10-S99-3A(6).

For the Staff’s benefit, the Company’s analysis as to the accounting treatment of the CPS as equity per the guidance in ASC 815-40-25-10 is set forth below:

The principal amount of the CPS can convert into a fixed number of Ordinary Shares based on the contractual fixed ratio. In determining that the principal amount of the CPS (excluding dividends) can be classified as equity, the Company evaluated ASC 815-40-25-10, which provides the following conditions to be met for the CPS to be classified as equity:

•

ASC 815-40-25-10(b) — Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

The Company has sufficient authorized and unissued Ordinary Shares (considering all other dilutive securities) to settle the number of shares issuable from the conversion of the principal amount of the CPS. The principal amount of the CPS is convertible into 6,096,103 Ordinary Shares. As of the issuance date of the CPS and as of February 28, 2025, the Company had approximately 133 million shares (200 million authorized shares minus approximately 67 million issued and committed shares) available for issuance. As it relates to the Company’s analysis of dividends payable on the CPS, the Company also took into account the fact that it at all times retains full discretion and control to pay such dividends in cash. Accordingly, this condition is met.

•	ASC 815-40-25-10(c) — Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Under the terms of the CPS, there is an explicit limit on the number of shares to be delivered to settle the CPS. The principal amount of the CPS can be settled/converted into Ordinary Shares at a conversion price of $32.81 [(200,000 preferred shares x $1,000) / $32.81 per convertible preferred share = 6,096,103 Ordinary Shares]. Here, too, as it relates to the Company’s analysis of dividends payable on the CPS, the Company took into account the fact that it at all times retains full discretion and control to pay such dividends in cash. Accordingly, this condition is met.

•

ASC 815-40-25-10(d) — No required cash payment (with the exception of penalty payments) if the entity fails to timely file. There is no requirement to net cash settle the contract in the event the entity fails to make timely filings with the Securities and Exchange Commission (SEC).

There is no such requirement. Accordingly, this condition is met.

•	ASC 815-40-25-10(e) — No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.

There are no such provisions. Accordingly, this condition is met.

In addition, Company reviewed the guidance in ASC 815-40-25-10A and concluded that the CPS meet each condition therein with regard to Company control. First, the Company is not required to settle the CPS in registered shares; pursuant to Section 7.1(a) of the Investor Agreement applicable to the CPS, any Ordinary Shares issued upon conversion of the CPS shall be issued in a transaction exempt from registration. Second, the CPS holders do not have any rights that rank higher than ordinary shareholder rights with regard to cash payments; while the CPS holders have certain additional rights as compared to ordinary shareholders (such as director appointment rights, consent rights, and a liquidation preference), these rights do not supersede ordinary shareholder rights in terms of the Company’s control over future cash payments, and the Certificate of Designation expressly disclaims any right of the CPS holders to require the Company to redeem or repurchase the CPS. Finally, there are no requirements in the CPS to post collateral at any point for any reason. Accordingly, each condition is met.

Accordingly, the Company respectfully advises the Staff that it concluded that the CPS should be accounted for as permanent equity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Goodwill, page 31

2.

Your response to prior comment 1 indicated that you now anticipate the wind down of certain aspects of the Penguin Edge reporting unit to be completed by approximately the end of 2025, and that the future impairment of the goodwill balance is probable. Please tell us the following:

•

whether you anticipate the full impairment of the remaining $10 million goodwill balance in the foreseeable future. Explain your basis if you do not believe it should be fully impaired even after you complete the wind down of Penguin Edge business.

•	how the probable impairment assumption factored into your current analysis that the fair value equals the carrying value at March 31, 2025.

•

the methods and key assumptions you used to estimate the fair value of the Penguin Edge business in connection with your goodwill impairment assessment during the second quarter of 2025. See guidance in ASC 350-10-50-2.

Response: We respectfully acknowledge the Staff’s comment.

The Company anticipates that the remaining $10 million goodwill balance will be fully impaired upon the completion of the wind-down of the Penguin Edge business. Based on the Company’s current wind-down plan, the business is expected to materially cease operations by the end of calendar 2025.

After determining that conditions existed suggesting that it was more likely than not that the fair value of the Penguin Edge reporting unit may be less than its carrying amount, the Company utilized a discounted cash flow model to assess the fair value of the Penguin Edge business and reporting unit for the purpose of goodwill impairment during the second quarter of fiscal 2025. The Penguin Edge technology is becoming obsolete and is only sold to a small number of customers who we expect to phase out the technology. Therefore, for purposes of its discounted cash flow model, the Company assumed that market participants would value the business based on expected future cash flows through the expected completion of the wind-down. The Company used this valuation approach because there were no comparable transactions in the marketplace of a similar business being sold while in the process of winding down. Further, since the Penguin Edge business has no expansion or product initiatives, those expected future cash flows incorporated expected revenues, the costs associated with fulfilling customer contracts, and the costs associated with winding down the Penguin Edge business.

In the analysis for the period ended February 28, 2025, the Company applied a discount rate of 16.25%, which the Company believes reflects the return a market participant would require when purchasing the Penguin Edge business given the risk profile of the remaining operations and the limited future cash flows from winding down. However, given the short period of time associated with the remaining cash flows for the business, changes to the discount rate would not have produced a materially different fair value estimate.

Based on the Company’s analysis, the fair value of the Penguin Edge business was determined to be lower than its carrying value, resulting in an impairment charge of $6.1M for the period ended February 28, 2025. The Company’s goodwill impairment loss reduced the Penguin Edge reporting unit’s carrying value to its fair value as of the end of the reporting period. As the Penguin Edge business continues to wind down, cash flows from the business will be received by the Company, decreasing the remaining cash flows from customer contracts and resulting in further declines in the fair value of the business and additional impairments of goodwill.

Please feel free to contact me at 202-736-8715 or svonalthann@sidley.com or Sonia Barros at 202-736-8387 or sbarros@sidley.com with any questions or comments. Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Sara von Althann

Sara von Althann

cc:	Nate Olmstead, Chief Financial Officer, Penguin Solutions, Inc.

Anne Kuykendall, Chief Legal Officer, Penguin Solutions, Inc.

Jason Rissanen, Partner, Deloitte & Touche LLP

Sonia Barros, Partner, Sidley Austin LLP

Martin Wellington, Partner, Sidley Austin LLP